CBIZ, INC.

6050 Oak Tree Boulevard, South

Suite 500

Cleveland, Ohio 44131

November 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Diane Fritz, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Re:	CBIZ, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 1, 2018

File No. 001-32961

Ladies and Gentlemen:

Set forth below are the responses of CBIZ, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 8, 2018 with respect to the Form 10-K submitted to the Staff on March 1, 2018 and the Form 10-Q submitted to the Staff on November 1, 2018 (collectively, the “Periodic Reports”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Periodic Reports.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements

Note 3. Revenue, page 12

1.

We note that you have applied the practical expedient related to commissions and continue to expense the commissions as incurred since the majority of your contract periods are one year or less. We also note that you have applied the practical expedient related to quantifying remaining performance obligations since the majority of your contracts are one year or less. Please tell us if you have applied these practical expedients to contracts with terms in excess of one year and, if so, how your application of these practical expedients is consistent with ASC 340-40-25-4 and ASC 606-10-50-14.

United States Securities and Exchange Commission

November 28, 2018

Response 1a: The Company’s Benefit and Insurance Services practice group pays commissions monthly and requires the recipient of the commission to be employed by the Company at the time of payment. Accordingly, the Company does not consider these commissions to be incremental costs of obtaining the customer contract and consequently a contract acquisition cost is not recognized for those commissions. The practical expedient related to costs to obtain a contract is not relevant to the Company as these commissions are not incremental costs of obtaining a contract as defined by ASC 606-10-15-5 and ASC 340-40-15-2. The Company will eliminate the footnote disclosure regarding this practical expedient in future filings.

Response 1b: The Staff noted that the Company has applied the practical expedient related to quantifying remaining performance obligations since the majority of the Company’s contracts have an original specified duration of one year or less. The Staff questioned if the Company has applied the practical expedient to contracts with terms in excess of one year.

•

Certain contract periods related to the Company’s government healthcare consulting, group health and benefits consulting, and property and casualty insurance businesses have an original specified contract duration in excess of one year, however, the agreements provide the Company and the client with the right to cancel or terminate the contract with no substantial penalty.

•

With regard to the quantification and disclosure of outstanding performance obligations, the Company has applied the provisions of ASC 606-10-25-4 and the FASB Transition Resource Group memo number 10-14, and notes that the definition of contract duration does not extend beyond the goods and services already transferred for contracts that provide both the Company and the client with the right to cancel or terminate the contract with no substantial penalty.

To provide further clarification, the Company will enhance the footnote disclosure in future filings to clarify that the Company does not disclose the value of unsatisfied performance obligations for contracts with an original specified duration in excess of one year due to the Company and the client both having the right to cancel or terminate the contract with no substantial penalty.

2.

You disclose that revenue from fixed-fee arrangements in the financial services segment is measured in hours worked and anticipated realization. Please explain to us what you mean by “anticipated realization” and how it impacts your accounting for these arrangements.

Response 2: The Company’s Financial Services practice group recognizes revenue from fixed-fee contracts as the performance obligations are met. The fixed fee divided by the product of the hours anticipated to complete a performance obligation and the standard billing rate is the anticipated realization rate. Anticipated realization rates are

United States Securities and Exchange Commission

November 28, 2018

applied to hours charged to a contract when recognizing revenue. At the end of each reporting period, the Company evaluates the work performed to date to ensure that the amount of revenue recognized in each reporting period for the client arrangement is equal to the performance obligations met. To provide further clarification, the Company will enhance the footnote disclosure in future filings to clarify the above definition of anticipated realization.

3.	Please explain your outcome-based arrangements within the financial services segment and how you account for them. Refer to the authoritative guidance you relied upon.

Response 3: Certain arrangements within the Company’s Financial Services practice group are dependent upon the successful completion of contractually defined outcomes that are typically event-based (client recovery for excessive tax payments or the completion of a transaction, such as the sale of a business). The Company applied the guidance of ASC 606-10-32-5 through 32-14 in determining the appropriate accounting for these outcome-based arrangements. Prior to recognizing revenue, the Company estimates the transaction price, including variable consideration that is subject to a constraint based on risks specific to the arrangement. The Company evaluates the estimate in each reporting period and recognizes revenue to the extent it is probable that a significant reversal of revenue will not occur. To provide further clarification, the Company will enhance the footnote disclosure in future filings to clarify the outcome-based arrangements in the Company’s Financial Services practice group.

4.	Please tell us and disclose, if material, the amount of investment income revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4(a).

Response 4: Investment income only relates to the Company’s client payroll funds and has historically represented less than one quarter of one percent of the Company’s consolidated revenue, which is not material. The Company will monitor the materiality of investment income and the relevant disclosures will be included in future filings if the amounts become material.

5.

You disclose that advisory revenue is recognized when the quarterly data becomes available. Please explain for basis for recognizing revenue when the data becomes available and refer to the authoritative guidance that supports your accounting.

Response 5: Certain advisory services revenue is variable and calculated based upon the value of the assets under management, as provided by a third party, multiplied by an agreed upon rate. In accordance with ASC 606-10-55-221 through 55-225, advisory services revenue is recognized as the services are performed over time. Advisory services revenue is calculated monthly or quarterly based on the estimated value of assets under management, as it is earned over the duration of the reporting period and relates to performance obligations satisfied during that period. The variability

United States Securities and Exchange Commission

November 28, 2018

related to the estimated asset values used to recognize revenue during the reporting period is resolved and the amount of related revenue recognized is adjusted when the actual value of assets under management is provided.

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (216) 447-9000.

Sincerely,

/s/ Ware H. Grove
Ware H. Grove
Senior Vice President and Chief Financial Officer

cc: Diane Fritz, Division of Corporation Finance